Exhibit 4.36

FOURTH AMENDMENT TO ASSET PURCHASE AGREEMENT

This FOURTH AMENDMENT TO ASSET PURCHASE AGREEMENT (this “Amendment”), dated as of January 9, 2026, is entered into between Genomic Health, Inc., a Delaware corporation (“GHI” or “Seller”), and MDxHealth SA a limited liability company (société anonyme) organized and existing under the laws of Belgium (“MDx” or “Buyer”). Capitalized terms used but not defined herein shall have the respective meanings given to such terms in the Purchase Agreement (as defined below).

RECITALS

A. Seller and Buyer entered into an Asset Purchase Agreement (as amended, restated, supplemented or otherwise modified prior to the date hereof in accordance with the terms therein, the “Purchase Agreement”), dated as of August 2, 2022, pursuant to which, Seller sold and assigned to Buyer, and Buyer purchased and assumed from Seller, the Purchased Assets and the Assumed Liabilities related to the Business, subject to the terms and conditions set forth therein.

B. Pursuant to Section 2.07 of the Purchase Agreement, Seller is entitled to Earn-Out Consideration given that the 2023 Business Revenue was equal to or greater than the 2023 Threshold, additional Earn-Out Consideration given that the 2024 Business Revenue was equal to or greater than the 2024 Threshold and additional Earn-Out Consideration if the 2025 Business Revenue is equal to or greater than the 2025 Threshold, and Buyer may elect to pay a portion of the applicable Earn-Out Amount by way of issuance of shares of Buyer ADS.

C. Buyer and Seller desire to amend the Purchase Agreement as set forth herein to revise the terms of the Earnout Consideration and payment thereof.

D. In connection with entering into this Amendment and as consideration therefor, Buyer grants to Seller the right to subscribe, prior to the fifth anniversary of this Amendment, for up to 3,000,000 new Buyer Ordinary Shares in accordance with the terms attached hereto as Exhibit A.

E. Section 10.09 of the Purchase Agreement provides that the Purchase Agreement may only be amended, modified, or supplemented by an agreement in writing signed by Seller and Buyer, and Seller and Buyer desire to amend the terms of the Purchase Agreement as set forth herein by entering into this Amendment.

NOW, THEREFORE, in consideration of the mutual representations, warranties and agreements contained in this Amendment and the Purchase Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. Amendment to Purchase Agreement.

(a) Section 2.07(a) of the Purchase Agreement is hereby amended by deleting subsections (i), (ii) and (iii) thereof.

(b) Section 2.07(b) of the Purchase Agreement is hereby amended and restated as follows:

“(b) Remaining Earnout Payments. Buyer and Seller agree that notwithstanding anything to the contrary in this Agreement, the total remaining Earn-Out Consideration due from Buyer to Seller equals $54,500,000 which such amount shall be paid as follows:

(i)	$15,000,000 shall be paid on or before April 15, 2026.

(ii)	$18,000,000 shall be paid on or before April 15, 2027.

(iii)	$21,528,888 shall be paid on or before April 15, 2028.”

(c) Section 2.07(c) of the Purchase Agreement is hereby amended by deleting subsection (i).

2. Effect of Amendment. This Amendment shall form a part of the Purchase Agreement for all purposes, and each party thereto and hereto shall be bound hereby. From and after the execution of this Amendment by the parties hereto, each reference in the Purchase Agreement to “this Agreement,” “hereof,” “hereunder,” “herein,” “hereby” or words of like import referring to the Purchase Agreement shall mean and be a reference to the Purchase Agreement as amended by this Amendment.

3. Additional Consideration. In consideration of Seller’s entry into this Amendment:

(a) Buyer has agreed to the following additional consideration: subject to what is stated below, Seller shall have the right at any time, in Seller’s discretion but prior to the fifth anniversary of this Amendment, by giving written notice to the Buyer, to subscribe for up to 3,000,000 new Buyer Ordinary Shares at a price per Buyer Ordinary Share of $5.265 in accordance with the terms attached hereto as Exhibit A (such right hereinafter referred to as the “Subscription Right”).

(b) If, at any time as from the exercise of the Subscription Right until the delivery of the Buyer Ordinary Shares to the Seller in accordance with this Amendment, the holders of Buyer Ordinary Shares shall have received, without payment therefor, stock or other securities or property (including cash) in respect of such Buyer Ordinary Shares (including by way of combinations, reorganizations, reclassifications, mergers, acquisitions or similar events but excluding any dividends) pursuant to an event, declaration, decision or distribution which has taken place or been adopted after the Third Closing Date but before the delivery of the Buyer Ordinary Shares to the Seller in accordance upon such exercise of the Subscription Right, then and in each such case, the Seller shall be entitled to receive, at such time as the Ordinary Shares would otherwise be required to be delivered to Seller upon such exercise of the Subscription Right, the amount of stock or other securities or property (including cash) which Seller would be entitled had it been issued the Buyer Ordinary Shares required to be issued upon such exercise of the Subscription Right as of the date on which holders of Buyer Ordinary Shares received such stock or other securities or property (including cash).

(c) All of the Buyer Ordinary Shares to be issued for delivery pursuant to this Amendment will have the same rights and benefits as, and rank pari passu in all respects, including as to entitlement to dividends and distributions, with, the existing and outstanding Buyer Ordinary Shares at the moment of their issuance and will be entitled to dividends and distributions in respect of which the relevant record date or due date falls on or after the date of issuance of the Buyer Ordinary Shares.

(d) Buyer agrees to convene an extraordinary general shareholders’ meeting to which it shall submit the proposal to approve the issuance of the Subscription Right to Seller, with dis-application (i.e., waiver) of the preferential subscription right of the shareholders and holders of subscription rights of the Buyer in accordance with applicable law (the “Issuance”). Until such Issuance, Seller shall have a contractual right to subscribe for Buyer Ordinary Shares mutatis mutandis in accordance with the terms set out in Exhibit A. If the Subscription Right is exercised for a number of Buyer Ordinary Shares prior to the Issuance, the resulting number of Buyer Ordinary Shares issuable pursuant to the Subscription Right as from the Issuance shall be reduced accordingly.

(e) Seller agrees and acknowledges that any of the Buyer Ordinary Shares to be delivered to Seller in accordance with this Amendment (including the Subscription Right) shall be in registered form only.

4. Third Closing. Subject to the terms and conditions of this Amendment, the consummation of the transactions contemplated by this Amendment (the “Third Closing”) shall take place remotely by exchange of documents and signatures (or their electronic counterparts), on the date hereof. The date on which the Third Closing is to occur is herein referred to as the “Third Closing Date”. Subject to the consummation of the Third Closing on the Third Closing Date, this Amendment will be deemed effective as of 12:01 a.m. (California time) on the Third Closing Date. At the Third Closing,

(a)	Buyer shall deliver to Seller the following:

(i) an executed counterpart to this Amendment;

(ii) evidence reasonably satisfactory to the Seller that the board of directors approved this Amendment and the transactions contained therein (subject to the relevant required corporate approvals to be obtained for the actual issuance of Buyer Ordinary Shares under the Amendment (including under the Subscription Right));

(b)	Seller shall deliver to Buyer the following:

(i) an executed counterpart to this Amendment.

5. Fair Market Value. The parties acknowledge and agree that all payments and other consideration (including the Earn-Out Consideration, if any) provided by Buyer to Seller hereunder represent the aggregate fair market value of the Purchased Assets and Buyer’s assumption of the Assumed Liabilities, including the cost of deferring the payment of any Earn-Out Amounts originally required to be paid in calendar year 2024 to calendar year 2028, and are the product of an arms’-length transaction between Buyer and Seller in an open and unrestricted market when neither party is under a compulsion to buy or sell.

6. Non-issuance of shares by the Buyer. In the event that following the due exercise of the Subscription Right in accordance with the terms set out in Exhibit A, the Buyer is unable to or does not, for whatever reason, issue the requisite Buyer Ordinary Shares (e.g., as the result of (i) the Buyer’s shareholders meeting or board of directors voting against any resolution thereto; or (ii) the impossibility of issuing Buyer Ordinary Shares as provided for in this Amendment), then the Buyer shall pay to the Seller the Default Amount together with any reasonable costs and expenses incurred by the Seller in making full recovery of the consideration due in accordance with this Amendment. For the purpose of this Section 6, “Default Amount” shall mean an amount equal to the amount the Seller would have received had it sold all the Buyer Ordinary Shares that it should have received in accordance with this Amendment at a price per Buyer Ordinary Share equal to the closing price of a Buyer Ordinary Share on the Business Day immediately prior to the due exercise of the Subscription Right in accordance with the terms set out in Exhibit A as shown on Nasdaq’s website.

7. Full Force and Effect. Except as expressly amended hereby, each term, provision, exhibit and schedule of the Purchase Agreement is hereby ratified and confirmed and remains in full force and effect. This Amendment may not be amended except by an instrument in writing signed by the parties hereto. Except as expressly set forth herein, the execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of the parties to the Purchase Agreement, nor constitute a waiver of any provision of the Purchase Agreement (or an agreement to agree to any future amendment, waiver or consent).

8. Counterparts; Electronic Delivery. This Amendment may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Amendment delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Amendment.

9. Additional Miscellaneous Terms. The provisions of Article X (Miscellaneous) of the Purchase Agreement shall apply mutatis mutandis to this Amendment, and to the Purchase Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms as modified hereby.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

GENOMIC HEALTH, INC.

By	/s/ Kevin Conroy
Name: Kevin Conroy
Title: CEO

MDXHEALTH SA

By	/s/ Michael K. McGarrity
Name: Michael K. McGarrity
Title: Chief Executive Officer

[Signature Page to Fourth Amendment to Purchase Agreement]

EXHIBIT A

[2026 Exact Warrants Terms and Conditions]

[Attached]